  NEWS

FOR IMMEDIATE RELEASE

Contact:	Anna Cordasco/ Stephanie Pillersdorf/ Carrie Bloom Citigate Sard Verbinnen 212-687-8080

Tracinda Commences Tender Offer for Common Shares of General Motors

LOS ANGELES, CA—May 9, 2005—Tracinda Corporation today announced that it has commenced its previously announced cash tender offer at $31.00 per share for up to 28,000,000 shares of common stock, par value $1 2/3 per share, of General Motors Corporation (NYSE: GM).

The offer price, including the regular quarterly dividend, represents an approximately 13.43% premium over General Motors’ closing stock price of $27.77 on May 3, 2005 (the last trading day before the announcement of the intention to make the offer). The offer price is without regard to General Motors’ regular quarterly dividend of $.50 per share expected to be paid in June 2005. Accordingly, stockholders will be entitled to retain the dividend expected to be paid in June 2005. The tender offer will not be subject to any financing contingency or any other non-customary conditions for transactions of this type.

If the full amount of shares is purchased in the offer, Tracinda Corporation, of which Mr. Kirk Kerkorian is the sole shareholder, would beneficially own 50,000,000 shares of General Motors common stock, or approximately 8.84% of the outstanding shares.

The offer is scheduled to expire at 5:00 p.m. ET on June 7, 2005, unless extended.

Questions regarding the offer or requests for offer materials should be directed to the information agent, D. F. King & Co., Inc., at 212-269-5550 for banks and brokerage firms or 800-207-3158 for all others. Offering materials are being filed today with the Securities and Exchange Commission (SEC) and will be available on the SEC website at http://www.sec.gov and D. F. King’s website at http://www.dfking.com/gm_offer_materials.htm. General Motors’ stockholders are urged to read the offering materials, which contain important information.

This press release shall not constitute an offer to purchase or a solicitation of an offer to sell, which may be made only pursuant to the terms of the Offer to Purchase and related Letter of Transmittal being filed today with the Securities and Exchange Commission. The offer is not being made to, nor will tenders be accepted from or on behalf of, holders of General Motors shares in any jurisdiction in which the making of the offer or the acceptance thereof would not comply with the laws of that jurisdiction.

# # #